Contact

www.linkedin.com/in/angela-hansen-0696712 (LinkedIn)

Top Skills

Pharmaceutical Industry
Drug Development
Clinical Trials

Languages

Spanish

Angela Hansen

Vice President, Program Management and Regulatory Affairs at WinSanTor, Inc
San Diego, California, United States

Summary

Working to improve the lives of patients suffering from peripheral neuropathy...

Experience

WinSanTor, Inc

Vice President, Program Management and Regulatory Affairs
2016 - Present (7 years)
San Diego, CA

Working to transform the lives of patients suffering from peripheral neuropathy...

Education

UC San Diego

BS, Physiology and Neuroscience · (1992 - 1996)